FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February 2009

16 February 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing 'Director Declaration' released on 16 February 2009

Director Declaration

British Sky Broadcasting Group plc (the 'Company')

The following details are provided pursuant to the requirements of Listing Rule 9.6.13R further to the announcement made on 10 February 2009 relating to the appointment of Tom Mockridge as a Non-Executive Director of the Company.

In accordance with paragraph 9.6.13R (1) of the Listing Rules, Tom Mockridge has advised that since 12 June 2008 he has been a director of Premiere AG, a company which is listed on the Frankfurt Stock Exchange.

In accordance with paragraphs 9.6.13R (2) to (6) of the Listing Rules, Tom Mockridge has advised that he has no details to disclose.

Enquiries:

Alex Jones

Assistant Company Secretary

Telephone: +44 (0)20 7705 3081

16 February 2009

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 16 February 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary